SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BUSINESS OBJECTS S.A.

(Name of Issuer)

American depositary shares, each representing one ordinary share

(Title of Class of Securities)

12328X107

(CUSIP Number)

Karen King

New SAC

c/o Silver Lake Partners, L.P.

2725 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12328X107	13D	Page 2 of 11

1.	NAME OR REPORTING PERSON: New SAC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 12328X107	13D	Page 3 of 11

1.

NAME OR REPORTING PERSON:

            Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver

            Lake Partners Cayman, L.P. and Silver Lake (Offshore) AIV GP Ltd. (the “SLP Affiliates”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

             Not applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,015,981(1) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 2,015,981(1) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,015,981(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.2%
14.	TYPE OF REPORTING PERSON CO, PN

(1)	Includes (i) 1,918,220 shares held by Silver Lake Partners Cayman, L.P., (ii) 55,320 shares held by Silver Lake Investors Cayman, L.P. and (iii) 42,441 shares held by Silver Lake Technology Investors Cayman, L.P. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan Austin and Integral Capital Partners SLP LLC. Each of the shareholders of Silver Lake (Offshore) AIV GP Ltd. disclaims beneficial ownership of shares held by the SLP Affiliates except to the extent of any pecuniary interest therein. Excludes 20,194 shares issued in connection with director compensation that may be deemed to be beneficially owned by David J. Roux, a member of Issuer’s board of directors. Under Mr. Roux’s arrangements with respect to director compensation, the 20,194 shares were assigned by Mr. Roux to, and issued in the name of, Silver Lake Technology Management, L.L.C., an affiliate of Mr. Roux. Also excludes 30,000 shares issuable upon exercise of warrants within 60 days of the date hereof issued in connection with director compensation that may be deemed to be beneficially owned by Mr. Roux. Under Mr. Roux’s arrangements with respect to director compensation, the shares issuable upon exercise of these warrants are also expected to be assigned by Mr. Roux to, and issued in the name of, Silver Lake Technology Management, L.L.C. In addition, excludes one director’s qualifying share held in the name of Mr. Roux.

CUSIP No. 12328X107	13D	Page 4 of 11

1.	NAME OR REPORTING PERSON: TPG SAC Advisors III Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,399,911 (1) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 1,399,911 (1) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,911 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%
14.	TYPE OF REPORTING PERSON CO

(1)	TPG SAC Advisors III Corp. is the general partner of TPG SAC GenPar III, L.P., which is the general partner of SAC Investments, L.P., which holds 1,399,911 shares of Issuer directly. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, III, Justin Chang and John Marren. The shareholders of TPG SAC Advisors III Corp. may be deemed to share voting and/or dispositive power with respect to 1,399,911 shares of Issuer held by SAC Investments, L.P. However, each of the shareholders of TPG SAC Advisors III Corp. disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

CUSIP No. 12328X107	13D	Page 5 of 11

1.

NAME OR REPORTING PERSON:

            August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic

            Partners III, L.P., August Capital Associates III, L.P. and August Capital Management III,

            L.L.C. (collectively, the “August Entities”), and David F. Marquardt, John R. Johnston and

            Andrew S. Rappaport (collectively, the “August Individuals”).

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

             Not applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware as to August Entities; U.S. Citizens as to August Individuals

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 720,748 (1) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 720,748 (1) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.8%
14.	TYPE OF REPORTING PERSON PN, OO, IN

(1)	Includes (i) 660,935 shares held by August Capital III, L.P., (ii) 37,076 shares held by August Capital III Founders Fund, L.P., (iii) 12,045 shares held by August Capital Strategic Partners III, L.P., (iv) 7,128 shares held by David F. Marquardt and (v) 3,564 shares held by Andrew S. Rappaport. However, each of the August Entities and August Individuals disclaim beneficial ownership of the shares owned by the other August Entities and August Individuals, except to the extent of their pecuniary interest therein.

CUSIP No. 12328X107	13D	Page 6 of 11

This Amendment No. 3 (this “Amendment”) supplements Item 4 and amends and restates Item 5 of the statement on Schedule 13D filed on December 19, 2003, as amended by Amendment No. 1 filed on August 3, 2004, as further amended by Amendment No. 2 filed on November 10, 2005 (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the original Schedule 13D.

Item 4. Purpose of Transaction.

Distribution of Business Objects Shares

On January 3, 2006, New SAC distributed all of the remaining 6,337,329 Business Objects Shares that it owned pro rata to the holders of New SAC’s ordinary shares for no consideration. On January 3, 2006, each of the Reporting Persons, as holders of ordinary shares of New SAC as described in Item 2, acquired beneficial ownership of the Business Objects Shares reported in this Schedule 13D pursuant to New SAC’s distribution of Business Objects Shares and no longer beneficially owns any Business Objects Shares through New SAC as previously described.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The response to Items 2, 3, 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference with respect to the number and percentage of Business Objects Shares to which such Reporting Person and the other entities or persons identified in Item 2 may be deemed to have shared or sole voting or dispositive power or to beneficially own. Each of the Reporting Persons and the other entities and persons identified in Item 2 disclaim any beneficial ownership of the Business Objects Shares other than the Business Objects Shares each of them own directly.

All percentages set forth on the cover page of this Schedule 13D and in this Item 5 are calculated based upon information provided in the Issuer’s Prospectus Supplement dated November 9, 2005 to the Prospectus dated October 26, 2005 filed pursuant to Rule 424(b)(4) of the Securities Act that as of November 8, 2005, there were 91,379,020 Business Objects Shares issued and outstanding.

(c) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, without independent verification, none of the other persons identified in Item 2 hereof has effected any transaction during the past 60 days in any Business Objects Shares except for (i) the pro rata distribution by New SAC to the holders of its ordinary shares of 6,337,329 Business Objects Shares on January 3, 2006 and (ii) the following sale transaction as set forth below:

Seller	Date of Transaction	Number of Shares	Sale Price per Share*	Transaction Effected Through
New SAC	November 9, 2005	9,550,000	$35.02	Underwritten offering

*	All transactions were effected in U.S. dollars.

CUSIP No. 12328X107	13D	Page 7 of 11

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Business Objects Shares beneficially owned by the Reporting Persons.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the issued and outstanding Business Objects Shares on January 3, 2006 when New SAC effected the distribution of 6,337,329 Business Objects Shares.

CUSIP No. 12328X107	13D	Page 8 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2006

NEW SAC

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Chairman

CUSIP No. 12328X107	13D	Page 9 of 11

SILVER LAKE TECHNOLOGY INVESTORS CAYMAN, L.P.

By: Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

SILVER LAKE INVESTORS CAYMAN, L.P.

By: Silver Lake Technology Associates Cayman, L.P., its general partner

By: Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

SILVER LAKE PARTNERS CAYMAN, L.P.

By: Silver Lake Technology Associates Cayman, L.P., its general partner

By: Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP LTD.

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

CUSIP No. 12328X107	13D	Page 10 of 11

TPG SAC ADVISORS III CORP.

By:	/s/ David A. Spuria
Name:	David A. Spuria
Title:	Vice President

CUSIP No. 12328X107	13D	Page 11 of 11

August Entities:

August Capital III, L.P.

August Capital Strategic Partners III, L.P.

August Capital III Founders Fund, L.P.

August Capital Management III, L.L.C.

August Capital Associates III, L.P.

By:	/s/ Mark G. Wilson
Mark G. Wilson, Attorney-in-Fact for the above listed entities

August Individuals:

John R. Johnston

David F. Marquardt

Andrew S. Rappaport

By:	/s/ Mark G. Wilson
Mark G. Wilson, Attorney-in-Fact for the above listed individuals